UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13(a) AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-49751
CATALYST PAPER CORPORATION
 (Exact name of registrant as specified in its charter)
2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3, Tel. 1+604-247-4400
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Shares (no par value per share)
 (Title of each class of securities covered by the Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 84
Pursuant to the requirements of the Securities Exchange Act of 1934 Catalyst Paper Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2017	By: /s/ James Issac
James Issac
Corporate Legal Counsel and Corporate Secretary

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